SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 September 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 29 September 2023
           re: Director/PDMR Shareholding

29 September 2023

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Sharesave Scheme 2023 Option to Acquire Shares
The Group announces that an option to acquire Shares was granted on 28 September 2023 under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 38.55 pence per Share to the following PDMRs:

Name	Number of Sharesave Options
Chirantan Barua	32,217
William Chalmers	20,171
Kate Cheetham	20,171
Jo Harris	20,171

Disposal of Shares
Andrew Walton, a PDMR, sold 182,678 Shares on 28 September 2023 at a price of 44.5422 pence per Share. Following the sale of Shares, Andrew Walton continues to comply with the Group's shareholding policy requirements.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Chirantan Barua
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Insurance, Pensions and Investments
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 38.55 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.3855	32,217

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	28 September 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 38.55 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.3855	20,171

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	28 September 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kate Cheetham
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Company Secretary
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 38.55 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.3855	20,171

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	28 September 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Joanna Harris
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Mass Affluent
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Option granted under the Lloyds Banking Group Sharesave Scheme 2017, an "all-employee" share plan, at 38.55 pence per Share.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.3855	20,171

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	28 September 2023
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Chief Corporate Affairs Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.445422	182,678

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	28 September 2023
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 29 September 2023